April 12, 2013

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Offshore Partners L.P.
Form 20-F: For the Fiscal Year Ended December 31, 2011
Filed on April 24, 2012
Form 6-K Filed on February 26, 2013
File No. 001-33198

Dear Mr. Shenk:

We have reviewed your letter to us of March 29, 2013 setting forth staff comments on the Teekay Offshore Partners L.P. (“Teekay Offshore” or the “Partnership”) Form 6-K filed on February 26, 2013. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments.

SEC Comment

1. For all non-GAAP measures presented in your filing that you have referenced to your website for the reconciliation to the comparable GAAP measure, please include the reconciliation in the filing for more transparency and ease of use to investors.

Response to Comment #1

In future applicable filings on Form 6-K, the Partnership will provide the requested reconciliations in the report.

SEC Comment

2. Please explain to us and disclose as appropriate how “Non-controlling interests’ share of items above” in Appendix A is determined. Additionally, please explain to us and disclose as appropriate why the ratio of this amount to the net sum of the specific adjustment items presented inclusive of the non-controlling interests share is disproportionate to the ratio of “net (income) loss attributable to non-controlling interests” to “net income (loss)-GAAP basis” shown in the table.

Response to Comment #2

Appendix A includes items affecting net income (loss) from both wholly-owned subsidiaries and consolidated non-wholly-owned subsidiaries. Each of the specific items affecting net income (loss) in Appendix A are analyzed to determine whether any of the amount originated from a consolidated non-wholly-owned subsidiary. If this is the case, each amount that originated from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” within Appendix A is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the Appendix A table. In future applicable filings on Form 6-K, the Partnership will provide this additional disclosure to explain how “Non-controlling interests’ share of items above” in Appendix A is determined.

As noted by the Staff, the ratio of the amount identified as “non-controlling interests’ share of items listed above” within Appendix A to the net sum of the specific adjustment presented inclusive of the non-controlling interests share is not proportionate to the ratio of “net (income) loss attributable to non-controlling interest” to “net income (loss) – GAAP basis”. The Partnership respectfully advises the Staff that these amounts would only be proportionate if all operations of the Partnership were conducted from consolidated non-wholly-owned subsidiaries in which the Partnership had the same percentage interest or, in very rare cases, where they are proportionate solely by chance. To demonstrate this, consider the following two scenarios in which the Partnership has both wholly-owned subsidiaries and consolidated non-wholly-owned subsidiaries (67% assumed for purposes of illustration) generating income (loss):

1.	If all of the specific items affecting net income (loss) in Appendix A originated from wholly-owned subsidiaries, the ratio of the amount identified as “non-controlling interests’ share of items listed above” within Appendix A to the net sum of the specific adjustment presented inclusive of the non-controlling interests share would be zero. However, the ratio of “net (income) loss attributable to non-controlling interest” to “net income (loss) – GAAP basis” would not be zero, and may be materially different than zero, assuming there were operations being conducted from these consolidated non-wholly-owned subsidiaries.

2.	If all of the specific items affecting net income (loss) in Appendix A originated from 67%-owned subsidiaries, the ratio of the amount identified as “non-controlling interests’ share of items listed above” within Appendix A to the net sum of the specific adjustment presented inclusive of the non-controlling interests share would be 33%. However, the ratio of “net (income) loss attributable to non-controlling interest” to “net income (loss) – GAAP basis” would not be 33%, and may be materially different than 33%, assuming there were also operations being conducted from the wholly-owned subsidiaries.

The Partnership does not believe additional disclosure to explain why these ratios differ would be useful or meaningful to investors.

* * * * *

In connection with responding to the staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6668.

Sincerely,

/s/ Peter Evensen

Peter Evensen

Chief Executive Officer and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)
Philip Dowad (KPMG LLP)
John J. Peacock (Audit Committee Chair)

3